JERRY SHORE
Executive Vice President and
Chief Financial Officer
Fred’s, Inc.
4300 New Getwell Road
Memphis, TN 38118
Direct Dial: (901) 238-2217
Direct Fax: (901) 365-6815
E-Mail Address: jshore@fredsinc.com
February 26, 2009
Robert Babula
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Fred’s, Inc.
Form 10-K for the Fiscal Year Ended February 2, 2008
Filed April 17, 2008
Definitive Proxy Statement on Schedule 14A
Filed May 27, 2008
Current Reports on Form 8-K
Filed on October 10, 2008 and December 23, 2008

File No. 1-14565
Dear Mr. Babula:
As Executive Vice President and Chief Financial Officer for Fred’s, Inc. (the “Company”), I acknowledge receipt of your letter dated January 29, 2009 (the “Comment Letter”). The responses of the Company below are keyed to the numbering in the Comment Letter.
Form 10-K for the Fiscal Year Ended February 2, 2008.
Item 7. Management’s Discussion and Analysis of Financial Condition and page 19
1. Operating Income, page 30
SEC Comment:
Please revise to more fully discuss the reasons why operating income decreased from $40.9 million in 2006 to $16.5 million in 2007.

Fred’s Response:
We propose to clarify the text in our upcoming Report on Form 10-K for the fiscal year ending January 31, 2009 as follows:
“As discussed within the captions, Sales, Gross Margin and Selling, General and Administrative Expenses above, operating income decreased to $16.5 million in 2007 from $40.9 million in 2006, due to a reduction in gross margin, primarily associated with the planned closure of 75 stores and an increase of $20.3 million in selling, general and administrative costs. The reduction in gross profit from the $10.0 million charge for merchandise at stores targeted for closure, was partially offset by an improvement of $9.2 million in the pharmacy department’s gross profit, also described above.”
2. Net Income, page 30
SEC Comment:
Please revise to more fully discuss the reasons why net income decreased from $26.7 million in 2006 to $10.7 million in 2007.
Fred’s Response:
We propose to clarify the text in our upcoming Report on Form 10-K for the fiscal year ending January 31, 2009 as follows:
“As a result of the fluctuations described in the preceding sections, net income decreased to $10.7 million in 2007 from $26.7 million in 2006. While comparable store sales increased by 0.3% in 2007, gross margin was reduced primarily by a provision for merchandise at 75 stores targeted for closing, partially offset by increased pharmacy department product margins. Net income was also reduced by asset impairments related to the planned store closures and increased payroll due to the federally mandated minimum wage increase. Conversely, net income benefited from lower tax expense due to various jobs tax credits and the $24.4 million reduction in pre-tax income.”
3. Item 9A. Controls and Procedures, page 65
SEC Comment:
We note that your conclusions regarding effectiveness of disclosure controls and procedures are qualified in that the language used may omit certain filings encompassed in the definition of disclosure controls and procedures provided in the Exchange Act. Further, your conclusions regarding effectiveness are made subject to effectiveness of your internal control over financial reporting. Please represent to us and revise your disclosure to state, if true, that your disclosure controls and procedures were “effective to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act was recorded, processed, summarized and reported within time periods specified in SEC rules and forms.” Further, please represent to us and revise your disclosure to state, if true, that your “disclosure controls and procedures included, without limitation, controls and procedures designed to ensure that information required to be disclosed by the company in the reports that the company was required to file or submit under the Exchange Act was accumulated and communicated to the management, including the principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” If your disclosure controls and procedures were qualified with respect to any aspect of the above definitions, tell us and disclose the associated facts and circumstances. In future filings, please revise your discussion of disclosure controls to eliminate language that qualifies your officers’ conclusions regarding effectiveness.
Fred’s Response:
We represent to you the following and will revise our future filings to read as follows:
“As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”)). Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer, concluded that, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act (15 U.S.C. 78 et seq.) is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Additionally, they concluded that our disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that the Company is required to file or submit under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.”
4. Consolidated Statements of Income and Comprehensive Income, page 39
SEC Comment:
We note the executive summary discussion on page 19 of your Management’s Discussion and Analysis, which indicates the intent to close 75 stores in FY 2008. Further, your Form 10-Q for the period ended November 1, 2008 indicates the store closing program is nearly complete. In your response letter dated November 1, 2006, you indicated that each store is an operating segment. SFAS No. 144 indicates that a component of an entity may be a reportable segment or and operating segment as defined in paragraph 10 of SFAS 131. In this regard, please explain to us in detail why the store closures were not considered as discontinued operations in the financial statements. We may have further comment.
Fred’s Response:
Due to the increased number of anticipated closures as compared to our normal yearly close activities, we consulted the guidance in Statement of Financial Accounting Standards No. 144 (SFAS No. 144) — Accounting for the Impairment or Disposal of Long-Lived Assets to ascertain whether the increased number of store closures required the separate reporting of Discontinued Operations.
Paragraph 41 of SFAS No. 144 states that “a component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.” “A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group.” As discussed in our letter to the Securities and Exchange Commission dated November 1, 2006, we have already established that each of our stores constitutes an operating segment; therefore for Fred’s a “component of an entity” as described above equals an operating segment, or each individual store.
Paragraph 42 of SFAS No. 144 states that “the results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations in accordance with paragraph 43 if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.”
In our consideration of condition (a) from Paragraph 42, we noted that Fred’s (the entity) would continue to receive cash flows from all of the markets where store closures were to take place, since we only planned to close selected stores within those markets. It was our expectation that some of the current customers of the targeted stores would continue their relationship with the Company by shopping with us in remaining locations within their market. We noted that Example 15 in Appendix A of SFAS No. 144 provides an example where closed stores were not considered discontinued operations as the entity will continue to receive cash flows from that particular market through a new store. In Fred’s case, cash flows will continue to come from the other, established stores already in or adjoining the markets where the closures occur.
Condition (b) of Paragraph 42 would be met as Fred’s (the entity) will not have any involvement in the operations of the stores (component) once they are closed. Given that both conditions (a) and (b) in Paragraph 42 must be met for the separate reporting of discontinued operations, management concluded that it would be inappropriate to present the store closing activity outside of continuing operations in our financial statements for FY 2007. We continue to believe that presentation within continuing operations is appropriate for stores closed during 2008.

5. Consolidated Statements of Cash Flows, page 41
SEC Comment:
We note your disclosures of the provision of $14.6 million for store closures and asset impairments in the cash flow statements. Tell us and disclose where you have recorded this provision in your February 2, 2008 financial statements. Tell us and disclose the nature of this provision and present their separate amounts with the appropriate captions in a footnote to your financial statements or present them separately on the face of the financial statements. See paragraph 20 of SFAS 146.
Fred’s Response:
While the Company had provided disclosure of the components of these provisions within Note 1 to the Consolidated Financial Statements (within Inventories and Impairment of long-lived assets), we propose to include the following in an additional footnote entitled “Restructuring Activities” in our upcoming 2008 Annual Report on Form 10-K:
“During the fourth quarter of the year ended February 2, 2008, the Company recorded a below-cost inventory adjustment of approximately $10.0 million in cost of goods sold to value inventory at the lower of cost or market and a charge of $4.6 million in Selling, general and administrative expense for the impairment of fixed assets and leasehold improvements associated with the planned closure of 75 stores in the upcoming fiscal year. The planned closures were targeted for the first three quarters of fiscal 2008 and were the result of an in-depth study conducted by the Company of its operations over the preceding 10 quarters. The study revealed that Fred’s has a strong and healthy store base, and that by closing these 75 underperforming stores the Company would improve its cash flow and operating margin, both of which are core goals of the Company’s overall strategic plan. With the successful execution of this plan, the Company will become stronger and will be in a better position to respond to fluctuations in the economy and take advantage of opportunities to further improve our business.
Also during the year ended February 2, 2008, the Company utilized the $0.9 million reserve that was taken as a below-cost inventory adjustment and charged to cost of goods sold in the year ended February 3, 2007 for store closures that took place during the current year. Also related to store closures in the current year, the Company utilized the $0.9 million asset impairment reserve that was charged to selling, general and administrative expense in the year ended February 3, 2007.
In addition, the Company completed its exit from the boys and girls apparel lines and therefore utilized the reserve of $1.2 million that was taken as a below-cost inventory adjustment and charged to cost of goods sold in the year ended February 3, 2007.

The following table summarizes the current year balances and activity of the liabilities associated with the aforementioned exit and disposal activities:

			Reversal for	Additional
	Beginning	Utilized	stores not	Reserves	Ending
	Balance	during	closed during	Added	Balance
(in millions)	February 3, 2007	2007	2007	2007	February 2, 2008

Inventory markdowns for discontinuance of boys & girls apparel	$1.2	$1.2	$—	$—	$—
Inventory markdowns for planned store closings	0.9	0.8	0.1	10.0	10.0
Asset impairment for planned store closings	0.9	0.9	—	4.6	4.6

	$3.0	$2.9	$0.1	$14.6	$14.6

For store closures where a lease obligation still exists, we record the estimated future liability associated with the rental obligation on the cease use date (when the store is closed) in accordance with SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities.” Liabilities are established at the cease use date for the present value of any remaining operating lease obligations, net of estimated sublease income, and at the communication date for severance and other exit costs, as prescribed by SFAS 146. Key assumptions in calculating the liability include the timeframe expected to terminate lease agreements, estimates related to the sublease potential of closed locations, and estimation of other related exit costs. If actual timing and potential termination costs or realization of sublease income differ from our estimates, the resulting liabilities could vary from recorded amounts. These liabilities are reviewed periodically and adjusted when necessary.
Associated with the store closings in fiscal 2008 and fiscal 2007, the Company incurred $_________ million and $1.6 million, respectively in lease contract termination cost, which was charged to rent expense, and of which $____________ million and $1.0 million were disbursed during the respective years.”
6. Consolidated Statements of Cash Flows, page 41.
SEC Comment:
In addition, reconcile the above provision of $14.6 million to your “exit and disposal activities’ table as shown on page 23. Further, paragraph 20.b.(2) of SFAS 146 requires reconciliation of beginning and ending balances for each major type of cost disclosed in the notes to the financial statements.

Fred’s Response:
“The $14.6 million adjustment to cash flow related to store closures consists of $10.0 million for the reduction of inventory to lower of cost or market and $4.6 million for the write-off of impaired fixed assets. The $10.0 million reduction of inventory is referred to in the table on page 23 as “Inventory markdowns for planned store closures”. The $4.6 million is not listed in the table on page 23, but rather under the caption Impairment of Long-lived Assets on page 45 as it is not a provision but a write-down of assets in the current year, resulting in a decrease to fixed assets and an increase to selling, general and administrative expenses.”
The inclusion of the proposed footnote described above in response to comment 5 will clarify this in our upcoming Form 10-K.
Note 1 — Description of Business and Summary of Significant Accounting...page 47
7. Insurance Reserves, page 47
SEC Comment:
We note your disclosures of $8.2 million of insurance reserve recorded as of February 2, 2008. Tell us and disclose where you have recorded this liability in you financial statements. Also, in future filings, provide “Schedule II — Valuation and qualifying accounts” with respect to this reserve in accordance with Rule 5-04 of Regulation S-X.
Fred’s Response:
The $8.2 million insurance reserve is recorded in the balance sheet as part of the financial statement line “Accrued expenses and Other.” The components of this line, which totaled $39,469 thousand at February 2, 2008, and included $8,186 thousand for Insurance are indicated on page 53 of our Form 10-K. In our upcoming Form 10-K, we will include the insurance reserve as part of Schedule II — Valuation and qualifying accounts.
Note 2 — Detail of Certain Balance Sheet Accounts, page 53
8. Accrued Expenses and Other, page 53
SEC Comment:
Tell us and disclose the nature of “Other” line item of the amount of $9.6 million as of February 2, 2008. Refer to Rule 5-02.20 of Regulation S-X.
Fred’s Response:
In our footnote, we grouped together those items that did not exceed 5% of current liabilities as “Other”, as is permitted by Rule 5-02.20. We intend to continue this practice in future filings.

However, in response to your inquiry, we have summarized the components of the “Other” line item within Accrued Expenses and Other at February 2, 2008 and February 3, 2007.

Other Component of Accrued Expenses and Other:	(in thousands)
	2007	2006

Franchise, Real Estate and Personal Property Taxes	$2,706	$2,632
Accrued Expenses	2,089	838
Accrued Fuel and Freight	1,260	909
Deferred Income	1,076	947
Due to Franchisees	618	760
Other	1,945	1,342

	$9,694	$7,428

9. Note 3 — Indebtedness, page 54
SEC Comment:
Please explain to us why the taxable industrial development revenue bonds issued by the City of Dublin and held by you have not been retired and tell us your business purpose of holding them to maturity. Furthermore, explain to us how you reasonably concluded netting the investment in the bonds against the related liability is appropriate under GAAP. Please be detailed in your response.
Fred’s Response:
As an inducement to locate our distribution center in Laurens County, City of Dublin, Georgia, the City of Dublin and County of Laurens Development Authority provided ad valorem property tax relief in order to provide capital investment and jobs in the City and in the County in keeping with the Authority’s governmental mission of promoting industry and employment in the City and County. This ad valorem property tax relief was provided through a “bonds for title” structure, and said “bonds for title” are described in the bond documents as “a sale-leaseback with the Company’s receipts of debt service on the bond and its payments of “Basic Rent” being a “wash” to the Company. The State of Georgia’s legal system has the effect of requiring this structure in order for a community to legally offer property tax relief.”
Also, the bond documents state that “if the Company exercises its purchase option under the Lease, the Project will, upon being transferred to the Company become subject to ad valorem tax under rules and procedures of the County then in effect. The business purpose of the bond and sale leaseback structure was to obtain and retain continuing ad valorem property tax relief pursuant to Georgia law, and that business purpose remains the same today. The bond has not been retired because to do so would cause the property to be subject to ad valorem property taxes as described earlier in this paragraph.

Relative to the netting of the investment in bonds against the related liability, we consulted the guidance in Financial Interpretation No. 39: Offsetting of Amounts Related to Certain Contracts (FIN 39) (an interpretation of APB Opinion No. 10 and FASB Statement No. 105: Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk). Paragraph 5 of FIN 39 states “it is a general principle of accounting that the offsetting of assets and liabilities in the balance sheet is improper except where a right of setoff exists.” Further, paragraph 5 states “A right of setoff exists when all of the following conditions are met: (a) Each of two parties owes the other determinable amounts, (b) The reporting party has the right to set off the amount owed with the amount owed by the other party, (c) The reporting party intends to set off and (d) The right of setoff is enforceable at law.”
Condition (a) above states that each of two parties owes the other determinable amounts, which is the case with this transaction. The bond documents state “The purchaser agrees to purchase the Bond and in connection therewith to provide to the Issuer a credit facility of up to the maximum principal amount of $40,000,000. All advances in cash or property under the credit facility shall be evidenced by the bond.” Therefore the amounts owed by both parties are determinable and equal as a result of the structure of the bond and credit facility.
Condition (b) above states the reporting party has the right to set off the amount owed with the amount owed by the other party, which is the case in this transaction. The bond documents state “If the Company is the lessee of the Project, the Holder of the Bond and the Custodian, then the payment of Basic Rent under the Lease and the Payment of Debt Service on the Bond may be made by bookkeeping entries on the books of the Company and on the books of the Sinking Fund and noted on the Schedule of Payment attached hereto.” Further, the bond documents state “The “bonds for title” structure being a sale-lease back with the Company’s receipts of debt service on the bond and its payments of “Basic Rent” being a “wash” to the Company.” Therefore, the right to set off is resident in the bond documents as described above.
Condition (c) above states the reporting party intends to set off, which is the case in this transaction. We have treated this transaction as a “set off” transaction since its inception in 2003, which proves our intention to do so.
Condition (d) above states the right of setoff is enforceable at law, which is the case in this transaction. Pursuant to the language in the bond documents described above in response to Condition (b), the right of setoff is enforceable at law as the bond documents are legally binding documents.
Having met all of the conditions in FIN 39 required for the right of setoff, we netted the investment in the bonds against the related liability. We continue to believe that this presentation is consistent with GAAP as described above.

10. Note 5 — Long Term Leases, page 56
SEC Comment:
Please revise your disclosure to indicate if any of your operating leases contain residual value guarantees. See paragraph 16d of SFAS 13. Furthermore, FIN 45 requires lessees under operating leases to record a liability for the fair value of residual value guarantees, as applicable, at inception. Please advise us or revise.
Fred’s Response:
None of our operating leases contain residual value guarantees. We will expand Note 5 to the Financial Statements, which discusses Long Term Leases, in all future filings to include the statement that none of our operating leases contain residual value guarantees.
Definitive Proxy Statement on Schedule 14A as filed May 27,2008
11. Transactions with Related Persons and the Company’s Approval Policy, page 10
SEC Comment:
Please revise to describe your policies and procedures for the review, approval or ratification of transactions with related persons. Also, disclose whether such policies and procedures are in writing, if not, how such policies and procedures are evidenced. See Item 404(b) of Regulation S-K.
Fred’s Response:
We propose to include the following in our upcoming Definitive Proxy Statement on Schedule 14A.
Our Code of Business Conduct and Ethics, as written, states that “under no circumstances is an employee to deal directly or indirectly with the Company for personal profit, except with the prior approval of the Company’s CEO given after full disclosure of all of the circumstances.” Therefore, if an employee wishes to engage in a related party transaction the prior approval of the CEO is required, or if the employee were the CEO, the prior approval of the Board of Directors is required.
Secondly, our Management Disclosure Committee is charged with ensuring that (1) information required to be disclosed by the Company in its Quarterly Reports on Form 10-Q and Annual Report on Form 10-K, Current Reports on Form 8-K and proxy statement filed by it with the Securities and Exchange Commission under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and (2) information included in the Company’s earnings press releases, shareholder quarterly reports and shareholder annual reports and all other information disclosed to the public is summarized and presented in accordance with applicable disclosure requirements. The Company’s Disclosure Controls and Procedures are designed to ensure that information is accumulated and communicated to the Company’s management, including its principal executive and financial officers, as may be appropriate to permit accurate, informed and timely decisions regarding required disclosures. Related party transactions are required to be disclosed under Item 404(b) of Regulation S-K, therefore the Disclosure Committee would have the responsibility to approve and disclose any related party transaction. The Disclosure Committee’s responsibilities are in writing, and are entitled Fred’s Inc Disclosure Controls and Procedures.
Lastly, each member of our Board of Directors is required to complete an Officers and Directors questionnaire. We maintain these questionnaires in writing in our offices. Question number 11 of the questionnaire covers material interests and requires the director to answer “none”, if none exist, or give full details of the following: (a) a description and the approximate amount of your interest and the interest of any member of your “immediate family”, defined to include your spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, and brothers and sisters-in-law; (b) any transactions or series of similar transactions to which the Company or any of its subsidiaries was a party, since applicable date, where the aggregate amount (including periodic payments or installments) exceeds $120,000; (c) or any such proposed transaction or series of similar transactions.”
12. Incentive Compensation, page 12
SEC Comment:
We note your officers are eligible for an annual incentive compensation plan with awards based primarily on the attainment of a specified level of operating profit. However, it does not appear that you actually disclose the targets. If you omitted this information because you believe it would result in competitive harm as provided under Instruction 4 to Item 402(b), please tell us your reasons. If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please also discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K. Otherwise, please disclose the targets.
Fred’s Response:
We propose to include the following in our upcoming Definitive Proxy Statement on Schedule 14A.
Our targeted level of earnings for attainment of incentive compensation under our Incentive Compensation Plan was $.77 of Earnings Per Share for the year ended February 2, 2008 and $.74 of Earnings Per Share for the year ended February 3, 2007.

As mentioned on page 12 of our Definitive Proxy Statement on Schedule 14A as filed May 27, 2008, the Compensation Committee of the Board of Directors adjusted the EPS requirement due to a one-time restructuring effect and strong operating performance in the forth quarter of 2006, and as such, the Company paid incentive compensation under our Incentive Compensation Plan. As was the case in 2006, any discretion exercised absent attaining stated performance goals, would be that of the Compensation Committee of the Board of Directors and would be based on specific factors and circumstances relative to that year.
13. Form 8-K filed on October 10, 2008
SEC Comment:
The signature line on your Form 8-K was not signed and the signature block does not contain the company’s complete name. Please re-file the form with the proper signature block and an authorized signature.
Fred’s Response:
Our Form 8-K originally filed on October 10, 2008 is being re-filed today, February 26, 2009 with the proper signature block and an authorized signature.
14. Form 8-K filed on December 23, 2008
SEC Comment:
It appears your Form 8-K was not timely filed. Please describe what, if any, consideration you have given to whether this indicates a weakness in your disclosure controls and procedures and, if so, what you have done to address it.
Fred’s Response:
Messrs. Hayes and Efird’s employment agreements, which are the subject of this Form 8-K, were being revised simultaneously, and the original intent of all parties was to file the changes to both agreements in the same Form 8-K because the changes related to the same topic. Although Mr. Hayes happened to sign his agreement prior to Mr. Efird, the intention to file the changes with one Form 8-K remained unchanged, and — given the subject matter of the changes — the timing difference could not have been material to shareholders of the Company. Thus, although Mr. Hayes signed the document earlier, the date of Mr. Efird’s signature drove the release of this Form 8-K. We do not believe this is a weakness in our Disclosure Controls process, and it is not anticipated that these circumstances will arise again in the future.
On behalf of the Company, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any processing initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact me if you have additional questions or need additional information.
Sincerely,
Jerry Shore
Executive Vice President and
Chief Financial Officer